SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

Results of Annual General Meeting held on 28 May 2026

Prudential plc (the "Company") announces that at its Annual General Meeting ("AGM") held earlier today, Resolutions 1 to 19 (inclusive) were duly passed as ordinary resolutions and Resolutions 20 to 23 (inclusive) were duly passed as special resolutions. The results of the poll are as follows:

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive and consider the Accounts for the financial year ended 31 December 2025 together with the Strategic Report, Directors' Remuneration Report, Directors' Report and the Auditor's Report (the '2025 Annual Report')	1,932,356,073	98.65	26,469,196	1.35	1,999,197,208	79.27%	40,371,939
2	To approve the Directors' Remuneration Report for the year ended 31 December 2025	1,849,784,292	94.07	116,550,803	5.93	1,999,197,208	79.27%	32,862,113
3	To approve the revised Directors' Remuneration Policy	1,774,332,491	91.51	164,717,319	8.49	1,999,197,208	79.27%	60,147,398
4	To elect Sir Douglas Flint as a Director of the Company	1,903,102,748	97.24	53,931,951	2.76	1,999,197,208	79.27%	42,162,509
5	To elect Guido Fürer as a Director of the Company	1,945,050,921	98.91	21,376,166	1.09	1,999,197,208	79.27%	32,770,121
6	To re-elect Anil Wadhwani as a Director of the Company	1,945,649,657	98.94	20,811,999	1.06	1,999,197,208	79.27%	32,735,552
7	To re-elect Jeremy Anderson as a Director of the Company	1,725,442,266	88.72	219,433,441	11.28	1,999,173,708	79.26%	54,298,001
8	To re-elect Arijit Basu as a Director of the Company	1,951,829,549	99.26	14,583,341	0.74	1,999,197,208	79.27%	32,784,318
9	To re-elect Chua Sock Koong as a Director of the Company	1,791,310,007	91.10	175,099,368	8.90	1,999,197,208	79.27%	32,787,833
10	To re-elect Ming Lu as a Director of the Company	1,783,661,694	90.71	182,754,140	9.29	1,999,197,208	79.27%	32,781,374
11	To re-elect George Sartorel as a Director of the Company	1,783,742,099	91.60	163,650,007	8.40	1,999,197,208	79.27%	51,805,102
12	To re-elect Mark Saunders as a Director of the Company	1,954,165,491	99.38	12,264,863	0.62	1,999,197,208	79.27%	32,766,854
13	To re-elect Claudia Suessmuth Dyckerhoff as a Director of the Company	1,950,148,808	99.17	16,257,803	0.83	1,999,197,208	79.27%	32,790,597
14	To re-elect Jeanette Wong as a Director of the Company	1,961,999,188	99.78	4,377,289	0.22	1,999,197,208	79.27%	32,820,731
15	To re-appoint Ernst & Young LLP as the Company's auditor until the conclusion of the next general meeting at which the Company's accounts are laid	1,964,604,305	99.90	1,885,428	0.10	1,999,197,208	79.27%	32,707,475
16	To authorise the Company's Audit Committee, on behalf of the Board, to determine the amount of the auditor's remuneration	1,962,155,360	99.78	4,271,692	0.22	1,999,197,208	79.27%	32,770,156
17	To renew the authority to make political donations	1,936,471,345	98.87	22,184,634	1.13	1,999,197,208	79.27%	40,541,229
18	To renew the authority to allot ordinary shares	1,886,754,542	95.92	80,196,932	4.08	1,999,197,208	79.27%	32,245,734
19	To renew the extension of authority to allot ordinary shares to include repurchased shares	1,962,273,232	99.79	4,162,668	0.21	1,999,197,208	79.27%	32,761,308
20	To renew the authority for disapplication of pre-emption rights*	1,942,852,922	98.80	23,514,455	1.20	1,999,197,208	79.27%	32,829,831
21	To renew the authority for disapplication of pre-emption rights for purposes of acquisitions or specified capital investments*	1,942,930,574	98.81	23,434,933	1.19	1,999,197,208	79.27%	32,831,701
22	To renew the authority for the purchase of own shares*	1,960,917,379	99.84	3,141,656	0.16	1,999,197,208	79.27%	35,138,173
23	To renew the authority in respect of notice for general meetings (other than an Annual General Meeting)*	1,872,103,109	95.20	94,390,124	4.80	1,999,197,208	79.27%	32,703,975
*Special resolution

The full text of Resolutions 17 to 23 (inclusive) is set out in the Notice of Annual General Meeting and explanation of business dated 23 April 2026.

As at 6.00pm BST, or 4.00pm Hong Kong time for the Hong Kong branch register, on 26 May 2026, the number of issued shares of the Company (excluding any shares that were bought back and pending cancellation) was 2,522,155,232 ordinary shares. This was the total number of shares entitling the holders to attend and vote at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on any of the resolutions proposed at the AGM, with the exception of the Chair and the Chief Executive Officer (and their respective associates) who were required to abstain, and have abstained from voting on Resolution 18, which affected a total of 340,237 voting rights. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution. Proxy appointments which gave discretion to the Chair have been included in the total of votes 'for' the respective resolutions. The scrutineer of the poll was Computershare Investor Services PLC, the Company's Share Registrar.

All Directors of the Company attended the AGM.

Pursuant to Listing Rule 6.4.2 of the UK Listing Rules, a copy of all resolutions, other than those concerning ordinary business, passed at the AGM on 28 May 2026, will shortly be available to view on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Board and Committee changes

As announced on 14 January 2026, Shriti Vadera did not stand for re-election as a Non-executive Director of Prudential plc and retired from the Board (including from relevant Board Committees) with effect from the conclusion of today's AGM.   Following the earlier announcement on 13 February 2026, Sir Douglas Flint took on the role of Chair of the Board and Chair of the Nomination & Governance Committee at the conclusion of the AGM.

Jeremy Anderson, Senior Independent Director, will join the Remuneration Committee with effect from 1 June 2026.

Additional Information:

About Prudential plc
Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom

www.prudentialplc.com

Contact:
Tom Clarkson, Company Secretary, +44 (0)7796 616635
Sylvia Edwards, Deputy Group Secretary, +44 (0)7920 702682

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 May 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary